Exhibit 99.1

Vermilion Energy Inc. Announces An Bord Pleanála’s (ABP) Approval for the Construction of the Corrib Onshore Pipeline

CALGARY, Alberta--(BUSINESS WIRE)--January 20, 2011--Vermilion Energy Inc. (TSX: VET) is pleased to announce that An Bord Pleanála has granted permission for the construction of the Corrib gas onshore pipeline in Ireland.

In its detailed determination issued today, ABP stated that the development “would help safeguard the energy security of the State, would benefit the Western Region of Ireland, would not seriously injure the amenities of the area, would not be prejudicial to public health or to public safety and would not be likely to have significant effects on the environment.”

The Corrib Gas Partners look forward to completing this strategically important project and delivering the gas to Ireland. At peak production, Corrib gas will supply up to 60% of Ireland’s natural gas needs and will play an important role in Ireland’s energy security in the years ahead.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting 10% annual growth in production through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of Vermilion Energy Inc. hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Inc. trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Paul Beique, Vice President Capital Markets
or
Dean Morrison, CFA, Director, Investor Relations
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com